127 Public Square Cleveland, OH 44114

May 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Michael R. Clampitt
Senior Staff Attorney

Re:	KeyCorp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-11302

Dear Mr. Clampitt

This letter confirms our discussion with Ms. Purnell on Monday, May 20, 2013, in which KeyCorp was granted additional time to respond to the comments set forth in your letter dated May 10, 2013. As discussed with Ms. Purnell, we intend to provide our responses to you on or before Friday, June 14, 2013.

We appreciate the staff’s willingness to accommodate our request. Please contact the undersigned at 216-689-7841 or Michelle Potter at 216-689-4202 if you have any questions.

Very Truly Yours,

/s/ Robert L. Morris
Robert L. Morris
Chief Accounting Officer